Know Labs, Inc.
500 Union Street, Suite 810
Seattle, Washington 98101

September 22, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C.  20549
Attention: Conlon Danberg

Re:
Know Labs, Inc.

Registration Statement on Form S-1

Filed September 5, 2023

File No. 333-274350

Acceleration Request:
Requested Date: September 26, 2023
Requested Time: 4:45 p.m. Eastern Time

Ladies and Gentleman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Know Labs, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-274350) filed by the Company with the U.S. Securities and Exchange Commission on September 5, 2023, as amended on September 20, 2023 (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Please call Louis Rambo of Proskauer Rose LLP at (202) 416-6878 to provide notice of the effectiveness of the Registration Statement.

KNOW LABS, INC.

By:	/s/ Ronald P. Erickson
Name: Ronald P. Erickson
Title: Chief Executive Officer